KRAMER LEVIN NAFTALIS & FRANKEL LLP

PETER G. SMITH
PARTNER

PHONE  212-715-7401
FAX  212-715-8000
PSMITH@KRAMERLEVIN.COM

April 1, 2015

VIA EDGAR

Mellissa Campbell Duru, Esq.
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549-0405

Re:

The Eastern Company

Amendment No. 1 to Preliminary Proxy Statement filed on Schedule 14A

Filed by the Barington Group

Filed on March 16, 2015

File No. 001-35383

Dear Ms. Duru:

On behalf of Barington Companies Equity Partners, L.P., Barington Companies Investors, LLC, Barington Capital Group, L.P., Hilco, Inc., LNA Capital Corp., James A. Mitarotonda and Michael A. McManus, Jr. (collectively, the “Barington Group”), we hereby provide the Barington Group’s responses to your letter dated March 23, 2015 (the “Comment Letter”) setting forth the comments of the staff (the “Staff”) of the Office of Mergers and Acquisitions, Division of Corporation Finance, of the Securities and Exchange Commission (the “Commission”) regarding the filing referenced above (the “Preliminary Proxy Statement”).

For your convenience, the Staff’s comment contained in the Comment Letter has been restated below in its entirety, with the response to such comment set forth immediately under the comment.

Background of Proxy Solicitation, page 6

1.

We partially reissue prior comment 3. Please provide quantitative and/or qualitative details to facilitate an understanding of the suggestions Barington made and the specific plans, if any, that Barington’s nominees will advocate for if elected. For example, revise to provide context to suggestions that the company “build scale in its most attractive business through complimentary acquisitions…”

RESPONSE:  Certain disclosure in the “Background of Proxy Solicitation” section of the Preliminary Proxy Statement has been supplemented in response to the Staff’s comment in order to add further details to facilitate an understanding of the suggestions Barington has made during certain meetings with representatives of the Company.

In addition, as a follow-up to comment 2 set forth in the Staff’s letter dated March 13, 2015 regarding Mr. Mitarotonda’s biographical sketch, the Barington Group advises the Staff that on March 25, 2015, Mr. Mitarotanda resigned as a member of the board of directors of Ebix, Inc. so that he is able to devote his time to other companies that need his attention. The related disclosure in the Preliminary Proxy Statement has been revised accordingly.

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We trust that the foregoing responses on behalf of the Barington Group will fully address the Staff’s comments as set forth in the Comment Letter.  If you have any questions or comments regarding these responses, please do not hesitate to contact me.

Sincerely,

/s/ Peter G. Smith

Peter G. Smith

cc:

Jared L. Landaw, Esq.

Chief Operating Office and General Counsel

Barington Capital Group, L.P.

Annex A

The undersigned hereby acknowledge that:

•

it is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

BARINGTON COMPANIES EQUITY PARTNERS, L.P.
By:	Barington Companies Investors, LLC, its general partner

By:	/s/ James A. Mitarotonda
James A. Mitarotonda
Managing Member

BARINGTON COMPANIES INVESTORS, LLC

By:	/s/ James A. Mitarotonda
James A. Mitarotonda
Managing Member

BARINGTON CAPITAL GROUP, L.P.
By:	LNA Capital Corp., its general partner

By:	/s/ James A. Mitarotonda
James A. Mitarotonda
Chairman and CEO

LNA CAPITAL CORP.

By:	/s/ James A. Mitarotonda
James A. Mitarotonda
Chairman and CEO

/s/ James A. Mitarotonda
James A. Mitarotonda

HILCO, INC.

By:	/s/ Eric W. Kaup
Eric W. Kaup
Secretary

/s/ Michael A. McManus, Jr.
Michael A. McManus, Jr.